(Enstar Letterhead)


February 24, 1999



Dear Limited Partner:

         Enstar Income Program IV-2, L.P. (the "Partnership") and its corporate general partner, Enstar Communications Corporation (the "General Partner"), have become aware that an unsolicited offer (the "Offer") to purchase outstanding units in the Partnership, at a price of $161 per unit, was commenced by Madison Liquidity Investors 107, LLC ("Madison") pursuant to an offer to purchase dated February 1, 1999. This Offer was made without the consent or the involvement of the Partnership or the General Partner.

         Pursuant to rule 14e-2 under the Securities Exchange Act of 1934, we are required to furnish you with our position with respect to the Madison offer. We have considered this offer and, based on the very limited information made available by Madison, believe that it is inadequate and not representative of the inherent value of the Partnership's cable systems. Accordingly, the Partnership and the General Partner recommend that you reject Madison's Offer. We urge you not to sign the Agreement of Assignment and Transfer that Madison sent to you and not to tender your units to Madison. In evaluating the Offer, the Partnership and the General Partner believe that limited partners should also consider the following information:

o    The  Partnership's  cash flow  (operating  income before  depreciation  and amortization) for the twelve months ended December 31, 1998 was approximately $36.43 per unit. The price offered by Madison represents a valuation of approximately 3.1 times cash flow (after adjustment for the excess of current assets over total liabilities as of December 31, 1998). The Partnership and the General Partner believe that a valuation of 3.1 times cash flow is considerably lower than the inherent value of the Partnership's assets based on cash flow multiples paid for similar assets.

o As of the date of this letter, the General Partner believes that a reasonable range of valuation per limited partnership unit is between $270 and $320 based on the factors noted below. The General Partner believes that the Madison Offer is inadequate because it is significantly less than the $270 low end of the range provided. The General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998, adjusted for the excess of current assets over total liabilities. The General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's systems.

o The Partnership and the General Partner believe that secondary market prices generally do not reflect the current market value of the Partnership's assets, nor are they indicative of total return, since prior cash distributions and tax benefits received by the original investor are not reflected in the prices. Nevertheless, the secondary market prices, to the extent that the reported data are reliable, are indicative of the prices at which the Partnership's units trade in the illiquid secondary market. As reported in The Partnership Spectrum, the weighted average price was $185.60 per unit for the months of November and December 1998 (based on one trade involving an aggregate of 20 units). There can be no assurance regarding future secondary market prices.

         Furthermore, one of the obligations of the Corporate General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded on an established securities market, a secondary market or the substantial equivalent of a secondary market. As it believes is customary, the Partnership complies with this requirement by adhering to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding units in any given year. After five percent of the outstanding units have been transferred in 1999, no further sales of units, including any attempted sales related to the Madison Offer, will be recognized by the Partnership for the balance of 1999.

         For the reasons discussed above, the Partnership and the General Partner recommend that you NOT transfer, agree to transfer, or tender any units in response to the Madison Offer.

         If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program IV-2, L.P.
Enstar Communications Corporation

cc:      Account Representative